VIA EDGAR TRANSMISSION	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8552 tel +1 212 310 8007 fax

October 11, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F St., N.E.

Washington, D.C. 20549

Attention: Nicholas P. Panos

                 Chris Ronne

Re:  The Procter & Gamble Company

Definitive Additional Materials on Schedule 14A

Filed September 19, 20, 25 and 28, 2017 by The Procter & Gamble Company

File No. 001-00434

Dear Messrs. Panos and Ronne:

On behalf of our client, The Procter & Gamble Company (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter, dated September 29, 2017 (the “Comment Letter”), with respect to the Company’s additional definitive soliciting materials (“Additional Definitive Soliciting Materials”), filed on September 19, 20, 25 and 28, 2017.

Set forth below in bold are each of the Staff’s comments provided in the Comment Letter. Immediately following each of the Staff’s comments is the Company’s response to such comment.

Additional Definitive Soliciting Materials

1.

Rule 14a-9(a), by its terms, prohibits a solicitation from including statements that have become false or misleading, and imposes an implied obligation on the registrant to correct any such statement. Please correct the following statements file on September 19, or advise us of the grounds upon which the registrant relies to conclude that correction is not required:

•	On slide, 78, that DuPont had annualized equity returns during the relevant period of 1%, rather than 5% when accounting for Chemours’ outperformance;

•	On slide 78, that State Street had annualized equity returns during the relevant period of 2%, rather than 7%;

United States Securities and Exchange Commission October 11, 2017 Page 2

•	On slide 78, that Tiffany’s had annualized equity returns during the relevant period of 0%, rather than 7%;

•	On slide 78, that Wendy’s had pre-merger annualized equity returns during the relevant period of -3%, rather than 10% when accounting for Tim Horton’s outperformance; and,

•	On slide 78, that Wendy’s had post-merger annualized equity returns during the relevant period of 2%, rather than 4%;

•	On slide 83, that you calculated Nestlé’s and Hersey’s margin improvements by comparing 2013 EBIT margins with 2016 EBITDA margins; and,

•	On slide 83, that you used the 2013 Hersey Adjusted Operating Margin and not the 2012 adjusted EBIT margin.

Alternatively, please confirm for us that the registrant will refrain from making similar statements in future solicitations and include corrective statements regarding the slides identified above in the next filing.

Response: On behalf of the Company, we respectfully submit that the Company has a factual basis for each of the statements expressed in the Additional Definitive Soliciting Materials “P&G is Executing a Strategy that is Working,” filed September 19, 2017 (the “September 19 Filing”)1. Please note that for each of (a) though (e) below, slide 73 of the September 19 Filing explains that the review of share price performance was based on publicly available information, including company filings, news articles and third-party research. The equity returns referenced in this comment measure the share price performance of the companies beginning when news of Trian’s stake became public, and ending when news of Trian’s exit became public. These investment entry and exit dates are based on a combination of news articles, press releases and 13-F filings. The share price performance of the investment was compared to that of the S&P 500 Index over the same time period in order to understand relative performance. Share prices and share price performance for all of the dates used in the analysis are from Bloomberg. For convenience of reference, the Company’s responses to the Staff’s comments on the September 19 Filing appear immediately following each of the Staff’s comments, which are reproduced below:

a.	On slide, 78, that DuPont had annualized equity returns during the relevant period of 1%, rather than 5% when accounting for Chemours’ outperformance;

1 See https://www.sec.gov/Archives/edgar/data/80424/000119312517288082/d453820ddefa14a.htm

United States Securities and Exchange Commission October 11, 2017 Page 3

DuPont executed a spin-off of Chemours during this time period (the “Chemours Spin-Off”). In the September 19 Filing, the amount shown for DuPont inadvertently did not include the value received from Chemours on the date of distribution. The Company acknowledged that this calculation needed to be corrected and did so in an updated version of the material that was filed on September 25.2 In order to account for the value received from the Chemours Spin-Off, the analysis assumes that the percent return is equivalent to what returns would be if a shareholder received shares of Chemours at the time of the Chemours Spin-Off, sold those shares immediately, and used the proceeds to buy DuPont shares. The historical prices are adjusted to be consistent with the prices of DuPont going forward, which is consistent with Bloomberg’s methodology.

The alternative percentage of 5% was calculated by Trian in its September 22 Letter.3 Trian uses unidentified entry dates that appear to be prior to any public knowledge of its investment. Additionally, when evaluating share price performance of DuPont, Trian includes the performance of Chemours following completion of the Chemours Spin-Off, rather than only tracking the performance of DuPont where Trian originally invested.

b.	On slide 78, that State Street had annualized equity returns during the relevant period of 2%, rather than 7%;

The alternative percentage mentioned was calculated by Trian in its September 22 Letter.4 Trian uses unidentified entry dates that appear to be prior to any public knowledge of its investment.

c.	On slide 78, that Tiffany’s had annualized equity returns during the relevant period of 0%, rather than 7%;

The alternative percentage mentioned above was calculated by Trian in its September 22 Letter.5 Trian uses unidentified entry dates that appear to be prior to any public knowledge of its investment.

d.	On slide 78, that Wendy’s had pre-merger annualized equity returns during the relevant period of -3%, rather than 10% when accounting for Tim Horton’s outperformance; and,

Wendy’s executed a spin-off of Tim Hortons during this time period (the “Tim Hortons Spin-Off”). The analysis accounts for the Tim Hortons Spin-Off. In order to account for the value received from Tim Hortons, the analysis assumes that the percent return is equivalent to what returns would be if a shareholder received shares of Tim Hortons at the time of the

[2]	See https://www.sec.gov/Archives/edgar/data/80424/000119312517291938/d462173ddefa14a.htm

[3]	See https://www.sec.gov/Archives/edgar/data/80424/000090266417003711/p17-1916dfan14a.htm

[4]	See https://www.sec.gov/Archives/edgar/data/80424/000090266417003711/p17-1916dfan14a.htm

[5]	See https://www.sec.gov/Archives/edgar/data/80424/000090266417003711/p17-1916dfan14a.htm

United States Securities and Exchange Commission October 11, 2017 Page 4

Tim Hortons Spin-Off, sold those shares immediately, and used the proceeds to buy Wendy’s shares. The historical prices are adjusted to be consistent with the prices of Wendy’s going forward, which is consistent with Bloomberg’s methodology.

The alternative percentage of 10% was calculated by Trian in its September 22 Letter.6 Trian uses unidentified entry dates that appear to be prior to any public knowledge of its investment. Additionally, when evaluating share price performance of Wendy’s, Trian includes the performance of Tim Hortons following completion of the spin, rather than only tracking the performance of Wendy’s where Trian originally invested.

e.	On slide 78, that Wendy’s had post-merger annualized equity returns during the relevant period of 2%, rather than 4%;

The alternative percentage mentioned above was calculated by Trian in its September 22 Letter.7 Trian uses unidentified entry dates that appear to be prior to any public knowledge of its investment.

f.	On slide 83, that you calculated Nestlé’s and Hersey’s margin improvements by comparing 2013 EBIT margins with 2016 EBITDA margins; and,

Slide 83 of the September 19 Filing was meant to compare 2013 and 2016 Adjusted Operating Margin for Mondelez, Hershey, and Nestle. The Company acknowledged that these calculations needed to be corrected and did so in an updated version of the material that was filed on September 25.8

g.	On slide 83, that you used the 2013 Hersey Adjusted Operating Margin and not the 2012 adjusted EBIT margin.

Slide 83 of the September 19 Filing was meant to compare 2013 and 2016 Adjusted Operating Margin for Mondelez, Hershey, and Nestle. The Company acknowledged that this calculation needed to be corrected and did so in an updated version of the material that was filed on September 25.9

2.

Please provide us with or disclose the factual foundation for the assertions that “Wendy’s did not repurchase any stock until 2010” and “Wendy’s margins did not improve until 2013 refranchising” (slide 89, “P&G is Executing a Strategy that is Working,” filed September 19, 2017). Wendy’s International Inc.’s Form 10-K Annual Reports indicate Wendy’s

6 See https://www.sec.gov/Archives/edgar/data/80424/000090266417003711/p17-1916dfan14a.htm

7 See https://www.sec.gov/Archives/edgar/data/80424/000090266417003711/p17-1916dfan14a.htm

8 See https://www.sec.gov/Archives/edgar/data/80424/000119312517291938/d462173ddefa14a.htm

9 See https://www.sec.gov/Archives/edgar/data/80424/000119312517291938/d462173ddefa14a.htm

United States Securities and Exchange Commission October 11, 2017 Page 5

repurchased over $1.3 billion worth of shares in 2006 and 2007 and Wendy’s operating margins improved from 11.6% in 2008 to 14% in 2012. Alternatively, please include a corrective statement in the next new filing.

The left half of slide 89 of the September 19 Filing summarizes statements made by Trian in its letter to Wendy’s dated December 12, 2005 (the “Wendy’s Letter”).10 The right half of slide 89 of the September 19 Filing summarizes results that were observed and compares those results to what was originally suggested in the Wendy’s Letter. On page 1 of the Wendy’s Letter, Trian states “Margins today at Wendy’s Standalone are unacceptably low - at least 10 percentage points below the peer group average.” Trian goes on to say “We estimate that Wendy’s Standalone EBITDA should be $463 million, a 68% increase from current levels.” This statement was based on improving Wendy’s margins by ten percentage points, as detailed on page 7 of the Wendy’s Letter.

When evaluating Wendy’s performance after Trian nominees joined the Board, the September 19 Filing looked at EBITDA margins of Wendy’s over time. Public filings of Wendy’s International were analyzed before the merger with Triarc, and public filings of Wendy’s/Arby’s Group were analyzed following the merger with Triarc.

Trian nominees were added to the Board of Wendy’s in early 2006. Wendy’s 2005 EBITDA margin was 11% and 2012 EBITDA margin was 13%. Included in the 2012 percentage are synergies from the Arby’s transaction. On slide 17 of an April 30, 2008 investor presentation, Wendy’s expected to reduce $60 million in costs related to “Right-size Combined Corporate Structure”.11 It was mentioned that included in the $60 million was operational efficiencies and corporate-level synergies. When subtracting $60 million in synergies from right-sizing the corporate structure related to a combination with Triarc, the 2012 EBITDA margin was 11%. Slide 89 of the September 19 Filing compared what Trian claimed at the time of its campaign, and what actually occurred. Wendy’s EBITDA margins did not increase by ten percentage points as Trian suggested, instead margins were flat between 2005 and 2012 when excluding synergies related to right-sizing the company’s corporate structure after the Triarc transaction. Margins expanded materially following new refranchising initiatives in 2013, expanding by 14 percentage points from 2012 to 2016.

In the Wendy’s Letter, Trian stated “[w]hile we acknowledge that Wendy’s previously announced strategic initiatives are directionally correct, we do not believe that management’s current action plan goes far enough towards maximizing shareholder value.” Included as part of Wendy’s

[10]	See https://trianpartners.com/content/uploads/2017/01/TRIAN-WHITE-PAPER-Wendys.pdf

[11]	See https://www.sec.gov/Archives/edgar/data/30697/000095014208000939/form425_043008a.htm

United States Securities and Exchange Commission October 11, 2017 Page 6

previously announced strategic initiatives (included in a Wendy’s press release dated July 29, 2005 (the “July 2005 Release”)) was “Closing Underperforming U.S. Company Stores: The Company has analyzed its U.S. company store base and intends to close 40 to 60 underperforming restaurants that are negatively impacting profits and returns.” Additionally another initiative was “Selling Franchised Real Estate: At year-end 2004, Wendy’s owned 217 U.S. sites where it leases real estate to franchisees. The Company intends to pursue the sale of this real estate to franchisees or third party investors, where feasible.” Also, as part of the July 2005 Release, Wendy’s announced that it authorized an additional $1 billion for share repurchase, bringing the total authorization for share repurchase up to $1.22 billion.

Therefore, the initiatives mentioned by Trian had already been announced and Trian suggested Wendy’s should take them further. Despite Trian’s statement that they “do not believe management’s current action plan goes far enough toward maximizing shareholder value”, it was the original plan that was executed. Shares were repurchased in an amount in line with Wendy’s plans before Trian’s involvement. In the July 2005 Release, Wendy’s explained that cash generated from the Tim Hortons separation would be used primarily to repurchase stock. In its 2006 10-K, Wendy’s stated that approximately $800 million of funds were received from Tim Hortons separation, and those funds were utilized for share repurchase. Cash proceeds received from the sale of real estate sites were also mentioned in Wendy’s 10K filings, but the use of these proceeds were not disclosed. Wendy’s stated that share repurchases “are part of the ongoing financial strategy utilized by the Company, and normally these repurchases come from cash on hand and the cash provided by option exercises”.

3.

Please provide us with or disclose the factual foundation for the registrant’s assertion that “[o]ne CEO whose board includes Mr. Peltz has publically disclosed what it’s like to deal with activists such as Mr. Peltz: ‘I think the single biggest disconnect that I found is that many activists simply sit in conference rooms…’” (P&G shareholder letter filed September 20, 2017). The quoted CEO, Irene Rosenfeld, has publically said “[m]y quote was taken out of context…I was not referring to Nelson Peltz…” Alternatively, please include a corrective statement in the next new filing.

The Company respectfully acknowledges the Staff’s comment. The quoted CEO, Irene Rosenfeld, publically clarified her position subsequent to the filing of the Company’s September 20th shareholder letter containing her quote. This clarification was not publically available prior to the publication of the Company’s letter.

4.

As explained in a footnote, the registrant uses a “simple average” in calculating the TSR of “P&G Peers” and a “weighted average based on the market capitalization” in calculating the TSR of companies with “Peltz Serving on the Board” (slide 7, “P&G is Executing a Strategy that is Working,” filed September 19, 2017). Please confirm for us that the registrant will refrain from using shifting methodologies in calculating TSR, or advise us why such practice does not contravene Rule 14a-9.

United States Securities and Exchange Commission October 11, 2017 Page 7

Since the campaign began, the same methodologies for calculating TSR have been used in the Company’s shareholder letters and investor presentations.

The first time the Company included “Peltz Serving on Board” as an index for comparison was in its letter to shareholders on August 14, 2017.12 That letter specifically states the methodology used to calculate TSR: “It is notable that over the same time period since November 1, 2015, the weighted average return of the companies where Mr. Peltz serves as a Board member has been only 8%.”13 The 13% return referenced for “P&G Peers Per Trian” is calculated as a simple average, just as Trian calculated in its introductory presentation on July 17, 2017, and its September 6, 2017 White Paper.

Additionally, beginning with its August 28 shareholder letter, the Company added additional footnotes to highlight that the S&P 500 and S&P Consumer Staples Indices are also weighted based on market capitalization: “The TSR for ‘Peltz Serving on Board’ is a weighted average based on the market capitalization of Madison Square Garden, Mondelez, Sysco and Wendy’s. ‘S&P Consumer Staples Index’ and ‘S&P 500 Index’ represent the TSR of indices maintained by Standard & Poor’s, which are weighted based on the market capitalization of the index constituents. The TSR for ‘P&G Peers Per Trian’ is a simple average, which follows the same methodology utilized by Trian in its measurement of the same peer constituency in its presentation filed with the SEC on July 17, 2017.”14

In addition to the Company’s consistent disclosures, the methodologies employed do not contravene Rule 14a-9. It is common practice to use either a simple average or a market value weighted average to analyze performance of a group of stocks. In cases where stocks of dramatically different sizes are included within the same index, it is common to use a market value weighted average approach in order to have the performance of smaller constituents not distort the overall performance of the group. For example, the two indices that Trian references in its introductory presentation on July 17, 2017 and its White Paper on September 6, 2017 are the S&P 500 Index and S&P Consumer Staples Index. Both of these indices are weighted based on the market capitalizations of its constituents.

[12]	See https://www.sec.gov/Archives/edgar/data/80424/000119312517257221/d441365ddefa14a.htm

[13]	See https://www.sec.gov/Archives/edgar/data/80424/000119312517257221/d441365ddefa14a.htm

[14]	See https://www.sec.gov/Archives/edgar/data/80424/000090266417002945/p17-1516exhibit1.htm

United States Securities and Exchange Commission October 11, 2017 Page 8

5.

We note your calculation of Nestle’s margin improvement between 2013 and 2016 uses Nestle’s 2013 adjusted EBIT margins and Nestle’s 2016 EBITDA margins (slides 82 and 83, “P&G is Executing a Strategy that is Working” filed September 19, 2017). Comparing EBIT in one year to EBITDA in a different year, without further qualification, may result in the application of Rule 14a-9(a). In future solicitations, please confirm for us that the registrant will refrain from using EBIT for one year and EBITDA for another in calculating margin improvement, or advise us why such practice does not contravene Rule 14a-9.

The Company acknowledges the Staff’s comment and agrees that in future solicitations, the Company will refrain from comparing EBIT in one year to EBITDA in a different year, without further qualification.

6.

In view of the corrected version of a Cincinnati Business Courier article filed on September 28, 2017 has been published, please advise us what consideration the registrant has given to filing the revised version of the article that states Mr. Peltz has no intention to terminate, and instead plans to reassign to a global business unit, employees located in Cincinnati. Rule 14a-9, by its terms, prohibits the use of statements that have become false or misleading without correction, and we note the corrected version was available at the time of filing.

The Company acknowledges the Staff’s comment. At the time of the Company’s filing on September 28, 2017, the Company was not aware that the Cincinnati Business Courier had posted an updated version of its article. On September 29, 2017, the Company filed the updated version of the article on EDGAR.15

If you have any questions or would like to discuss any of the Company’s response, please do not hesitate to call me (212-310-8552) or my colleague Sachin Kohli (212-310-8294) or, if more convenient, send us an e-mail (michael.aiello@weil.com; sachin.kohli@weil.com). Thank you.

15 See https://www.sec.gov/Archives/edgar/data/80424/000119312517299631/d464866ddefa14a.htm

United States Securities and Exchange Commission October 11, 2017 Page 9

Very truly yours,

/s/ MICHAEL J. AIELLO

Michael J. Aiello

cc:	Deborah P. Majoras, Esq. (The Procter & Gamble Company)

Sachin Kohli, Esq. (Weil, Gotshal & Manges LLP)